SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________________
SCHEDULE 13D
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO §240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO §240.13d-2(a)
(Amendment No. 4)*
LendingClub Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
52603A109
(CUSIP Number)
Li Han, Esq
Group General Counsel
Shanda Asset Management Holdings Limited
8 Stevens Road
Singapore 257819
(+65) 6361 0971
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 12, 2017
(Date of Event which Requires Filing of this Statement)
___________________________
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Tianqiao Chen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 83,666,445
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 83,666,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,666,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.2% (1)
14	TYPE OF REPORTING PERSON IN
(1)	Calculated based on 414,869,736 shares of Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Media Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 83,666,445
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 83,666,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,666,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 414,869,736 shares of Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Investment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 83,666,445
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 83,666,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,666,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 414,869,736 shares of Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Technology Overseas Capital Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 83,666,445
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 83,666,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,666,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 414,869,736 shares of Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2017.

CUSIP No. 52603A109	13D

1	NAME OF REPORTING PERSONS Shanda Asset Management Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 83,666,445
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 83,666,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 83,666,445
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 20.2% (1)
14	TYPE OF REPORTING PERSON CO, HC
(1)	Calculated based on 414,869,736 shares of Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2017.

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the Reporting Persons on May 23, 2016 (the “Original Schedule 13D”), as amended by that Amendment No. 1 to the Original Schedule 13D (“Amendment No. 1”) filed by the Reporting Persons on June 20, 2016, that Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on December 11, 2017 (“Amendment No. 2”), and that Amendment No. 3 filed by the Reporting Persons on December 13, 2017 (“Amendment No. 3” and, collectively with Amendment No. 1, Amendment No. 2, Amendment No. 4 and the Original Schedule 13D, the “Schedule 13D”).
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated as follows:
The aggregate purchase price for the 83,666,445 shares of Common Stock (the “Shares”) beneficially owned by the Reporting Persons was approximately $381,329,707 inclusive of (i) commissions paid and (ii) with respect to Shares beneficially owned through options that have been exercised, the exercise price of such options, plus the premiums paid for call options (to the extent such options were call options) less the premiums received for put options (to the extent such options were put options). Such purchase price was funded through internally generated funds of the Reporting Persons.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated as follows:
(a), (b)
Shanda Asset Management Holdings Limited holds 83,666,445 shares of Common Stock, representing approximately 20.2% of the outstanding shares of Common Stock of the Issuer. The foregoing percentage is calculated based on 414,869,736 shares of Common Stock outstanding as of October 31, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 8, 2017.
Mr. Chen, through his ownership of Shanda Media Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Media Limited. Shanda Media Limited, through its ownership of Shanda Investment Group Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Investment Group Limited. Shanda Investment Group Limited, through its ownership of Shanda Technology Overseas Capital Company Limited, may be deemed to share voting and dispositive power over the Shares beneficially owned by Shanda Technology Overseas Capital Company Limited. Shanda Technology Overseas Capital Company Limited, through its ownership of Shanda Asset Management Holdings Limited, may be deemed to share voting and dispositive power over the Shares directly held by Shanda Asset Management Holdings Limited.
Except as set forth in Item 5(a), none of the Reporting Persons, and, to the best of their knowledge, any persons named in Schedule A to the Original Schedule 13D owns beneficially any Common Stock of the Issuer.
(c)          Exhibit 5 sets forth information with respect to each purchase and sale of securities effectuated by Shanda Asset Management Holdings Limited since the filing of Amendment No. 3, inclusive of any transactions effected through 4:00 pm, New York City time, on December 12, 2017. Unless otherwise indicated, all transactions were effectuated in the open market through a broker. Other than as set forth on Exhibit 5, there were no other transactions by the Reporting Persons since the filing of Amendment No. 3.
(d)          Not applicable.
(e)          Not applicable.

Item 7.	Material to be Filed as Exhibits.
Item 7 is hereby amended to add the following Exhibit:
Exhibit 5 – Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3

SIGNATURE
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
December 13, 2017

TIANQIAO CHEN

/s/ Tianqiao Chen

SHANDA MEDIA LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA INVESTMENT GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA TECHNOLOGY OVERSEAS CAPITAL COMPANY LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

SHANDA ASSET MANAGEMENT HOLDINGS LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director

EXHIBIT 5
Transactions in the Securities of the Issuer Since the Filing of Amendment No. 3

Nature of Transaction	Amount of Securities Purchased	Price Per Share($)	Date of Purchase
SHANDA ASSET MANAGEMENT HOLDINGS LIMITED
Purchase of Common Stock	2,880,402	4.2639*	12/12/17
Purchase of Common Stock	2,050,000	4.2223**	12/12/17
Purchase of Common Stock	750,000	4.3027***	12/12/17

* This transaction was executed in multiple trades at prices ranging from $3.97 to $4.415. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

** This transaction was executed in multiple trades at prices ranging from $4.05 to $4.38. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.

*** This transaction was executed in multiple trades at prices ranging from $4.175 to $4.38. The price reported above reflects the weighted average purchase price. The Reporting Persons hereby undertake to provide upon request to the SEC staff, the Issuer or a security holder of the Issuer full information regarding the number of shares and prices at which the transaction was effected.